Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”).

Unless the context requires otherwise, the terms “CollPlant,” “we,” “us,” “our,” “the Company,” and similar designations refer to CollPlant Biotechnologies Ltd. and its wholly owned subsidiary CollPlant Ltd. References to “ordinary shares”, “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of CollPlant Biotechnologies Ltd.

References to “U.S. dollars” and “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares, par value NIS 1.50 per share. Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Forward-Looking Statements

Certain information included in this discussion may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses, and our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our expectations regarding the timing and cost of commencing pre-clinical and clinical trials with respect to our breast implants, tissues and organs which are based on our rhCollagen based BioInk and other products for medical aesthetics;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based BioInk and medical aesthetics products, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of rhCollagen based products, in 3D Bioprinting and medical aesthetics;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our reliance on third parties to conduct some or all aspects of our product manufacturing;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	the impact of competition and new technologies;

●	general market, political, and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation and regulatory proceedings; and

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the following discussion which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in the following discussion are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in the following discussion. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology. Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine.  Our collaborations include, among others, AbbVie, STEMCELL, Tel Aviv University, Sheba Medical Center, the Advanced Regenerative Manufacturing Institute, and the RegenMed Development Organization.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We are developing 3D bioprinted breast implants for regeneration of breast tissue, aim to provide a revolutionary alternative to the current practices. The implants in development are printed and loaded with compositions that are based on rhCollagen and ECM components. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue. We plan to initiate a second large-animal study to evaluate commercial sized 3D bioprinted regenerative breast implants, by the end of 2023.

In February 2021, we entered into a Development, Exclusivity and Option Products Agreement with AbbVie (“AbbVie Agreement”), pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology.

In June 2023, we announced the achievement of a milestone with respect to the clinical phase dermal filler product under the AbbVie Agreement, which triggered a $10 million payment from AbbVie to us.

In November 2022 we launched Collink.3D-90, a rhCollagen-based bioink solution for use in a variety of 3D bioprinting applications, offering increased mechanical properties to address additional printing requirements of soft and hard tissues. Collink.3D-90 is complementary to our first commercial bioink, Collink.3D-50, which was launched in November 2021, for use in 3D bioprinting. Collink.3D-50 was designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants. Made entirely from human-derived collagen, Collink.3D bioinks enables the production of scaffolds that accurately mimic the physical properties of human tissues and organs, with improved bio-functionality, safety and reproducibility.

Also in November 2022, we entered into a license and research agreement with Tel Aviv University and Sheba Medical Center hospital, to co-develop a ‘Gut-on-a-Chip’ tissue model for drug discovery and high throughput screening of drugs. The model is intended to be used in personal medicine applications for the treatment of ulcerative colitis, an inflammatory bowel disease affecting millions of individuals worldwide.

 In January 2023, we launched Collink.3D-50L in powder form, which is our first bioink available in powder form and provides enhanced operational flexibility to support a wide range of 3D bioprinting applications, including drug discovery, drug screening, tissue testing as well as the development of transplantable tissues and organs.

In April 2023, we announced a joint development and commercialization agreement with Stratasys Ltd., pursuant to which we agreed to collaborate on the development of a solution to bio-fabrication human tissues and organs, using Stratasys’ P3 technology-based bioprinter and our rhCollagen-based bioinks.

We believe our technology is the only commercially viable technology available for the production of genetically engineered, or recombinant, human collagen. We believe that our rhCollagen, though laboratory-derived, is identical to the type I collagen produced by the human body, has significant advantages compared to currently marketed tissue-derived collagens, including improved biological function, high homogeneity, and reduced risk of immune response. We believe the attributes of our rhCollagen make it suitable for numerous tissue repair applications throughout the human body. We believe that the annual market size for our BioInk, and our medical aesthetics product candidates including dermal filler, exceeded $10 billion in 2021, and is estimated to reach $18 billion in 2026.

Financial Operations Overview

Revenue

Our ability to generate significant revenues will depend on the successful commercialization of our rhCollagen-based BioInks and products, and on our ability to establish and maintain business collaborations with leading companies for 3D bioprinting of organs and tissues, and for medical aesthetics. In the six months ended June 30, 2023, we generated revenues of $10.6 million, mainly from the achievement of a milestone with respect to the AbbVie agreement, which triggered a $10 million payment, and from sales of our BioInk and rhCollagen.

Our revenues are recorded in the amount of consideration to which we expect to be entitled in exchange for performance obligations upon transfer of control to the customer and upon entitlement to milestone payment with respect to AbbVie Agreement.

Cost of Revenues

Cost of revenues in our proprietary products and services includes expenses for the manufacturing of products such as raw materials, payroll, utilities, laboratory costs, share-based compensation and depreciation. Cost of revenue also includes provisions for the costs associated with manufacturing scraps and inventory write offs.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our rhCollagen-based products. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories;

●	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting, and advisory services;

●	supply, development, and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and insurance, net of expenses capitalized to inventory; and

●	costs associated with preclinical and clinical activities.

Research and development activities are the primary focus of our business. Products in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to be significant in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our products.

Our total research and development expenses, for the six months ended June 30, 2023 were $4.7 million. To date, we have charged all research and development expenses to operations as they are incurred.

There are numerous factors associated with the successful commercialization of any of our products, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans.

Participation in Research and Development Expenses

Between 2013 and 2019, we received grants from the Israeli Innovation Authority (“IIA”), as part of the research and development programs for our rhCollagen technology and some of our products. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744 1984 (“Innovation Law”), and related regulations. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs. Under the Innovation Law and related regulations, royalties of 3% on the income generated from sales of products and from related services developed in whole or in part under IIA programs are payable to the IIA, up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA totaled approximately $10.1 million as of June 30, 2023. For the six months period ending June 30, 2023, we recorded royalty expenses to the IIA in the amount of $318,500. Since inception and until June 30, 2023 we paid royalties to the IIA in the total amount of $2.8 million.

Information on our liabilities and the restrictions that we are subject to under the Innovation Law in connection with the IIA grants that we have received is detailed in the Annual Report on Form 20-F as of and for the year ended December 31, 2022.

General, Administrative, and Marketing Expenses

Our general and administrative expenses consist principally of:

●	employee-related expenses, including salaries, benefits, and related expenses, including equity-based compensation expenses;

●	legal and professional fees for auditors and other consulting expenses not related to research and development activities;

●	cost of offices, communication, and office expenses;

●	information technology expenses;

●	business development and marketing activities;

●	stock exchange fees and related services; and

●	board members related expenses, including fees and directors’ and officers’ liability insurance premiums.

We expect that our general, administrative, and marketing expenses will increase in the future as our business expands and we incur additional general and administrative costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act and rules promulgated by the SEC. These public company-related increases will likely include costs of additional personnel, additional legal fees, audit fees, directors’ and officers’ liability insurance premiums, and costs related to investor relations.

Financial Income/Financial Expense, net

Financial income includes interest income regarding short-term deposits and restricted deposits. Financial expense consists of bank commissions and exchange rate differences from the strengthening of the U.S. dollar compared to the New Israeli Shekel.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2022, we have incurred operating losses of approximately $21.5 million for CollPlant Biotechnologies Ltd. and $66.3 million for CollPlant Ltd.

We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

Operating Results

The following table sets forth a summary of our operating results (unaudited):

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	USD in thousands, except per share data

Revenues	$10,617	$132	$10,184	$66
Cost of revenues	940	74	615	43
Gross Profit	9,677	58	9,569	23

Operating expenses:
Research and development	4,676	4,841	2,574	2,599
General, administrative and marketing	2,843	3,170	1,318	1,609
Total operating expenses:	7,519	8,011	3,892	4,208
Operating income (loss)	2,158	(7,953)	5,677	(4,185)
Financial income (expenses), net	(111)	(192)	85	(100)
Net income (loss) for the period	$2,047	(8,145)	$5,762	$(4,285)
Basic net income (loss) per ordinary share	$0.18	$(0.74)	$0.51	$(0.39)
Diluted net income (loss) per ordinary share	$0.17	$(0.74)	$0.49	$(0.39)

Three months ended June 30, 2023, compared to three months ended June 30, 2022

Revenues

We generated revenues of $10.2 million in the three months ended June 30, 2023, compared to $66,000 for the three months ended June 30, 2022. The increase in revenues is mainly related to the achievement of a milestone with respect to the AbbVie agreement, which triggered a $10 million payment.

Cost of revenues

We incurred cost of revenue in the amount of $615,000 in the three months ended June 30, 2023, compared to $43,000 in the three months ended June 30, 2022. The increase in cost of revenues in the amount of approximately $572,000 is mainly comprised of: (i) $305,000 in royalty expenses to the IIA mainly related to the milestone payment received from AbbVie, and (ii) $171,000 relating to the BioInk, VergenixFG, and rhCollagen sales.

Research and Development Expenses

We incurred research and development expenses amounting to $2.6 million in the three months ended June 30, 2023 and $2.6 million in the three months ended June 30, 2022.

General, Administrative and Marketing Expenses

We incurred general, administrative, and marketing expenses of $1.3 million in the three months ended June 30, 2023, compared to $1.6 million in the three months ended June 30, 2022. The decrease in expenses related mainly to (i) $223,000 in employees’ salaries expense including a decrease in accrued vacation liability and alterations in employment contractual terms implemented in 2022, and (ii) $194,000 share-based compensation expenses mainly related to a directors grant in May 2022, offset by an increase of approximately $116,000 in professional services expenses and patents expenses.

Financial Income (Expenses), Net

Financial income, net, totaled $85,000 in the three months ended June 30, 2023, compared to financial expenses, net of $100,000, net in the three months ended June 30, 2022. The increase in financial income is due to interest received from our short-term cash deposits and exchange rate differences.

Six months ended June 30, 2023, compared to six months ended June 30, 2022

Revenues

We generated revenues from the sale of our BioInk, rhCollagen and VergenixFG, as well as revenues from the AbbVie Agreement, of approximately $10.6 million in the six months ended June 30, 2023, compared to $132,000 for the six months ended June 30, 2022. The increase of $10.5 million related almost entirely to the achievement of a milestone under the AbbVie Agreement and a $500,000 increase in sales of rhCollagen.

Cost of revenues

We incurred cost of revenue in the amount of $940,000 in the six months ended June 30, 2023, compared to $74,000 in the six months ended June 30, 2022. The increase in cost of revenues in the amount of approximately $866,000 is mainly comprised of: (i) $316,000 in royalty expenses to the IIA mainly related to the milestone payment received from AbbVie, and (ii) $424,000 relating to the sales of BioInk, VergenixFG, and rhCollagen.

Research and Development Expenses

We incurred research and development expenses amounting to $4.7 million in the six months ended June 30, 2023, compared to $4.8 million in the six months ended June 30, 2022.

General, Administrative and Marketing Expenses

We incurred general, administrative, and marketing expenses of $2.8 million in the six months ended June 30, 2023, compared to $3.2 million in the six months ended June 30, 2022. The decrease in expenses amounting to approximately $400,000 is mainly comprised of: (i) $278,000 in employees’ salaries expense including a decrease in our accrued vacation liability and alterations in employment contractual terms implemented in 2022, and (ii) $124,000 share based compensation expenses mainly related to options granted in 2022.

Financial Income (Expenses), Net

Financial expenses, net for the six months ended on June 30, 2023, totaled $111,000 compared to financial expenses, net of $192,000 in the six months ended on June 30, 2022. The decrease in financial expenses, net is due to interest received from our short term cash deposits.

Significant Accounting Estimates and Judgments

For information with respect to significant accounting estimates and judgments, see the discussion under the heading “Significant Accounting Estimates and Judgments” in our Annual Report.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see the discussion under the heading “Recent Accounting Pronouncements” in our Annual Report.

Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaboration agreements), issuances of ordinary shares and warrants (including public offerings on the Nasdaq, Tel Aviv Stock Exchange and private placements) and government grants from the IIA.

The balance of cash and cash equivalents, restricted cash and restricted deposits as of June 30, 2023 and December 31, 2022 totaled $22.4 million and $29.7 million, respectively. In February 2021 we completed a registered direct offering that resulted in gross proceeds of $35 million and in the same month, we received a $14 million upfront payment from AbbVie under the AbbVie Agreement. In July 2023, we received an additional $10 million payment from AbbVie under the AbbVie Agreement. We plan to fund our future operations through continued sales of our proprietary products, commercialization and/or out-licensing of our rhCollagen and BioInk technology and raising additional capital through the issuance of equity or debt.

Cash Flows

Net Cash Provided by (Used in) Operating Activities

Net cash provided by or used in operating activities resulted primarily from our net income or losses, adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income or loss for non-cash items include depreciation and amortization, share-based compensation, exchange differences on cash and cash equivalents, interest from short term deposits and interest from restricted deposit. This cash flow mainly reflects the cash needed for funding the products and pipeline products development and our management costs during the applicable periods.

Net cash used in operating activities in the six months ended June 30, 2023, totaled $7.2 million and consisted primarily of (i) net income of $2.0 million, adjusted for non-cash items including depreciation of $546,000, shared-based compensation of $852,000, and interest from restricted deposits of $11,000 and (ii) a net change in operating assets and liabilities of $11.1 million, which is attributable almost entirely to an increase of $10.2 million in trade receivables related mainly to a milestone achievement payment from AbbVie.

Net cash provided by operating activities in the six months ended June 30, 2022 totaled $7.2 million and consisted primarily of (i) net loss of $8.1 million, adjusted for non-cash items including depreciation of $501,000, shared-based compensation of $1.1 million and interest from short-term cash deposits of $87,000, and (ii) a net change in operating assets and liabilities of $1.2 million.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $541,000 during the six months ended June 30, 2023 and net cash provided by investing activities of $29.5 million during the six months ended June 30, 2022. The decrease is mainly attributed to repayment and investment in short-term cash deposits during the six months ended June 30, 2022.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $892,000 for the six months ended June 30, 2023 compared to $1.5 million in the six months ended June 30, 2022. Cash provided by financing activities is attributed to proceeds from the exercise of warrants and options into shares.

Our cash requirements from known contractual obligations within the next twelve months include:

●	Lease liabilities in the amount of $598,000; and

●	Trade and other payables in the amount of $2.2 million, which include amounts related to suppliers, salaries and other liabilities with payment term of less than one year.

Our long-term cash requirements under our various contractual obligations include:

●	Lease liabilities in the amount of $2.7 million.

Cash and Funding Sources

The table below summarizes our sources of funding for the six months ended June 30, 2023:

	Exercise of Options and Warrants into shares	Strategic Collaboration		Total
	U.S. dollars in thousands
Six months ended June 30, 2023	892	-	(1)	892

(1)	In June 2023, we announced the achievement of a milestone with respect to the clinical phase dermal filler product under the AbbVie Agreement, which triggered a $10 million payment from AbbVie to us. The payment was received during July 2023.

Funding Requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditures for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the number of potential new products we identify and decide to develop;

●	the progress, timing, and completion of preclinical testing and clinical trials in the U.S. for tissues and organs which are based on our BioInk, medical aesthetics, and any future pipeline product;

●	selling and marketing activities undertaken in connection with the commercialization of our products;

●	the costs of upscaling our manufacturing capabilities;

●	costs involved in the development of distribution channels, and for an effective sales and marketing organization, for the commercialization of our products in Europe;

●	the time and costs involved in obtaining regulatory approvals and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these products; and

●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties.

For more information as to the risks associated with our future funding needs, see “Item 3.D. Risk Factors— in our Annual Report on Form 20-F. We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations” in our Annual Report.

Trend Information

We are in a development stage with regard to different 3D BioInks and medical aesthetics products, and are in early stages of commercialization of our BioInks for customers that develop technologies for 3D bio-printing of tissues and organs and the medical aesthetics market. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are included under the heading “Operating and Financial Review and Prospects” in our Annual Report and in this discussion.

Off-balance Sheet Arrangements

As of June 30, 2023, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Contractual Obligations

There were no material changes outside of the ordinary course of business in our contractual obligations as of June 30, 2023, from those as of December 31, 2022 as reported in our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 29, 2023.

Our balance sheet liabilities do not include all of the obligations regarding royalties that we are obligated to pay to the IIA based on future sales of our products. The maximum royalty amount plus interest that would be payable by us is approximately $7.0 million (assuming 100% of the royalties are payable). This liability is contingent upon sales of our rhCollagen-based products.